SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No.      25    )

Food Technology Service, Inc.
(formerly Vindicator, Inc.)

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

927341107

(CUSIP Number)

David L. Nicholds, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) (“MDS Nordion”)
447 March Road
Ottawa, Ontario, Canada K2K 1X8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21st, 2002

(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Check the following box if a fee is being paid with the statement [  ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 13 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 927341107	SCHEDULE 13D	PAGE 1 OF 5 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON.

MDS Nordion

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC & Affiliate

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	4,648,901
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH

(10)	SHARED DISPOSITIVE POWER

4,648,901

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,648,901

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.86%

(14)	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 927341107	SCHEDULE 13D	PAGE 2 OF 5 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON.

Laboratories MDS Quebec Ltee

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

Affiliate

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada

(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	4,648,901
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH

(10)	SHARED DISPOSITIVE POWER

4,648,901

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,648,901

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.86%

(14)	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 927341107	SCHEDULE 13D	PAGE 3 OF 5 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON.

MDS INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC & Affiliate

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	4,648,901
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH

(10)	SHARED DISPOSITIVE POWER

4,648,901

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,648,901

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.86%

(14)	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

Shares of Common Stock, $0.01 par value

Food Technology Service, Inc. 502 Prairie Mine Road Mulberry, Florida 33860 USA

Item 2.	Identity and Background

N/A

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

Item 4 is hereby amended.

As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.’s (“FTSI”) indebtedness to MDS Nordion (“Nordion”) as at February 4, 2000 is in the amount of $963,194 (the “Debt”). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. By letter Agreement dated November 20, 2000 and November 26, 2001, Nordion has extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness accruing from January 1, 2001 to January 1, 2003. The increase in FTSI’s share price has given rise to a decrease in the number of shares, to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 24, filed with the SEC in September 2002, (which calculated the amount of beneficially owned shares based on the closing share price on September 27th, 2002 i.e., 70% of $1.25 or $0.875) the closing share price of FTSI on October 21, 2002 increased to $1.56. Seventy percent (70%) thereof corresponds to a conversion price of $1.092.

At the close of business on October 21, 2002, Nordion beneficially owned 4,648,901 shares of stock, which constitutes approximately 40.86% of the outstanding shares of FTSI. The number of shares beneficially owned as of October 21, 2002 has been computed by aggregating (i) the number of shares that Nordion actually owns; and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of October 21, 2002 (i.e., 70% of $1.56 or $1.092). As a result of the foregoing, the number of shares beneficially owned by Nordion decreased by 287,236 shares since September 27, 2002, the calculation date for 13D Amendment 24. Pursuant to publicly available information 10,496,837 shares of Food Technology Service, Inc. were issued and outstanding on October 21, 2002.

Item 5.	Interest in Securities of the Issuer

See Item 4.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

By Letter Agreement dated November 26, 2001, MDS Nordion extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness, to January 1, 2003.

Item 7.	Materials to be filed as Exhibits

N/A

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: October 22nd, 2002

MDS NORDION, a division of MDS (Canada) Inc.,

By:	/s/ David Nicholds

	Name: Title:	David Nicholds Vice President, General Counsel & Corporate Secretary

MDS INC.,

By:	/s/ Peter E. Brent

	Name: Title:	Peter E. Brent Senior Vice President & General Counsel

LABORATOIRES MDS QUEBEC LTEE.

By:	/s/ Peter E. Brent

	Name: Title:	Peter E. Brent Vice President & Corporate Secretary